**Little Dreams LLC: Business Plan**

**Overview:**
Little Dreams LLC (the "Company") is a Delaware limited liability company that was formed to finance, produce, and own the album titled Little Dreams ("Album"). The Album includes 10 songs in the folk genre. This is Marie Miller's first independent project after choosing to leave her record label in 2017. In this new album, Marie Miller returns to her original style of music, a style that garnered label attention to begin with.

**Revenue Streams:**
The Company will mainly earn revenues through digital streaming and download mastering royalties. Once the Album is finished, the Album will be available on music streaming service provider platforms, which includes but is not limited to: Amazon Music, Apple Music, Google Play Music, Spotify, Tidal, and YouTube Music. Typically, these platforms pay out anywhere from $3-$7 per 1000 streams.

**Key Partnerships:**
The Company has already partnered with Tone Tree, a digital distribution service provider that will be in charge of making the Album available on all the major music streaming platforms. Over the past 10 years, Tone Tree has promoted some the top entertainers in the folk music world like Grammy winner "The Civil Wars" and has amassed over 100 million streams on digital platforms. The Company will also work with social media influencers to promote the Album.

**Customer Channels:**
The Company will rely on Marie Miller's established fan base to download and stream the Album's music, which will generate mastering royalties. Marie Miller has already developed a strong fan base through her past music projects. The Company will continue to rely on this strong fan base to continue to listen to the Album to earn revenues. To attract more customers, the Company has developed a robust marketing strategy. The Company will use data analytics to identify new demographics/ regions to market the Album. The Company will use targeted social media ads such as Facebook Ads, Instagram Ads and YouTube ads based on this analysis. Marie Miller also plans on going on tour to promote the Album and attract new customers.